Exhibit 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Page 3, Consolidated Statements of Income for the year ended December 31, 2012, 2011, and 2010, included in this report as Exhibit 13.1.

(Calculation)

Net Income/Weighted average shares of common stock outstanding for the period =     Earnings per share

	December 31,
	2012	2011	2010
Weighted Average Shares Outstanding	1,718,730	1,718,730	1,718,730
Net Income	$2,537,760	$2,454,145	$2,339,281
Per Share Amount	$1.48	$1.43	$1.36